GalaxyCore Announces New Milestone: Shipment of 100K 8” wafers using SMIC’s CMOS Image Sensor Process

Shanghai  [2010-02-12]

Shanghai, China – Feb 12, 2010. GalaxyCore Microelectronics Inc. (hereinafter referred to as “GalaxyCore”), a leading CMOS Image Sensor (CIS) design company in China, today announced that it has reached a new milestone with its key foundry partner Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) and shipped 100,000 8” wafers.

GalaxyCore, as a leading CIS design company in China, is dedicated to the development of CIS product design. GalaxyCore owns innovative CIS core technologies. Its CIS products are relatively small in size, low in power consumption and cost and have outstanding image quality. In addition, the products features also include color correction, noise elimination, and image resize. As for the 0.13um and 0.153um CIS process its foundry partner SMIC uses to manufacture GalaxyCore’s products has the least photo layers in the industry and is thus the most cost-effective.

“With GalaxyCore’s innovative design and patented CIS pixel construction and technology as well as SMIC’s outstanding process and excellent yield performance, we may ensure that our CIS products quality performance is close to CCD image quality and yet have the advantages of low power consumption and low cost that CCD image sensors cannot compete with,” said by the CEO of GalaxyCore, Stanley Zhao. “In addition, quality assurance and product recognition go hand in hand. To work with a foundry with the size and advanced technologies like SMIC, we can guarantee to provide our customers with products of the best quality.”

Chris Chi, Senior Vice President and Chief Business Officer of SMIC said, “GalaxyCore has more than 40% of the CIS VGA market share and is currently the largest in China. Together with SMIC, the largest foundry in China, we have confidence to better serve China’s rapid growing consumer electronics market and enhance the VGA market penetration. “

ABOUT GALAXYCORE INC.
GalaxyCore Inc. is founded by a group of Silicon Valley’s technical experts in September 2003, focusing on CMOS image sensor design, development and sales of its CIS products that are mainly applied in camera phones, digital cameras, PC cameras, surveillance camera systems, and toy products. The company has received numerous U.S. and China patents with its innovative CIS designs. For more information, please visit GalaxyCore’s website, http://www.gcoreinc.com

ABOUT SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Press Contacts:

SMIC Shanghai
Peter Lin
Public Relations
TEL¡G+8621 38610000 ext 12349
Email¡GPeter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL¡G+8621 38610000 ext 10088
Email¡GAngela—Miao@smics.com